Exhibit 99.3

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 00525) Proxy Form for Use by Shareholders at the 2014 Annual General Meeting	Number of shares to which this proxy form relates (Note 1)

I/We (Note 2)

of

being the shareholder of Guangshen Railway Company Limited (the “Company”) hereby appoint THE CHAIRMAN OF THE

MEETING/	(Note 3)

of

as my/our proxy to attend and vote on my/our behalf at the 2014 annual general meeting of the Company (or any adjournment thereof ) (the “AGM”) to be held at 9:30 a.m. on Thursday, 28 May 2015, at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, in respect of the resolutions set out in the notice convening the AGM as hereunder indicated and if no indication is given, as my/our proxy think fit or abstain at his/her own discretion.

RESOLUTIONS		FOR (Note 4)	AGAINST (Note 4)	ABSTAIN FROM VOTING (Note 4)
THAT the following ordinary resolutions are reviewed and approved
1.	To review and approve the work report of the board of directors of the Company for 2014
2.	To review and approve the work report of the supervisory committee of the Company for 2014
3.	To review and approve the audited financial statements of the Company for 2014
4.	To review and approve the profits distribution proposal of the Company for 2014
5.	To review and approve the financial budget proposal of the Company for 2015
6.	To review and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as the PRC auditor to the Company for 2015 and to authorize the board of directors of the Company and the audit committee to determine its remuneration
7.	To review and approve the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2015 and to authorize the board of directors of the Company and the audit committee to determine its remuneration
8.	To review and approve the amendment to the Rules of Procedures of General Meeting
9.	To review and approve the removal of Mr. Huang Xin as a director of the Company
10.	To review and approve the appointment of Mr. Chen Jianping as a director of the Company
THAT the following special resolution is reviewed and approved
11.	To review and approve the proposed amendments to the Articles of Association of the Company

Date:	2015.	Signature of shareholder (Note 5):

Notes:

1.	Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.
2.	Full name(s) and address(es) must be inserted in BLOCK LETTERS.
3.	If any proxy other than the chairman is preferred, strike out “THE CHAIRMAN OF THE MEETING/” and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the AGM. The proxy or proxies need not be a member of the Company. Any alternation made to this proxy form must be signed by the person who signs it.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “ABSTAIN FROM VOTING”.

Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/ her discretion. The shares abstained will be counted in the calculation of the required majority. A person entitled to more than one vote shall not be required to use all his/her votes or cast all the votes he/she uses in the same way. In the event that all such votes are not cast in the same way, please state the relevant number of shares in the appropriate box(es).

5.	This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointer is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form (if any) is signed must be lodged at the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).
6.	Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish.